SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	March 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Shuttle Pharmaceuticals Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

One Research Court, Suite 450
Address of Principal Executive Office (Street and Number)

Rockville, MD 20850
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of certain complexities concerning a convertible note and warrant (the “Converitible Note and Warrant”) held by Alto Captial Capital Master Fund, SPC – Segregated Master Porfolio B (“Alto”), Shuttle Pharmaceuticals Holdings, Inc. (the “Company”) has determined that it requires additional time to file its Quarterly Report on Form 10-Q for period ended March 31, 2023 (the “Form 10-Q”) in order to ensure that its disclosures are accurate. The Company believes that any such complexities related to the Alto Convertible Note and Warrant will be resolved within the next day or two and the Company will be able to promptly file its Form 10-Q thereafter. As such, the Company expects to file the Form 10-Q on or before the fifth calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Anatoly Dritschilo	301	675-3041
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In September 2022, Shuttle Pharmaceuticals Holdings, Inc. (the “Company”) closed on its initial public offering, which allowed it to raise in excess of $11.4 million in funding. Following that, in January 2023, the Company completed a private placement of $4.3 million in convertible notes and warrants, which were issused in exchange for $4.0 million in consideration, less expenses. As a result, the Company’s balance sheet and expenses have changed significantly as the Company is now positioned to fund its planned pharmaceutical research and development activities. As a result, the Company’s financial disclosures for the prior year are not comparable to the period ended March 31, 2023. For a comparison of the Company’s past financial performance, as well as a detailed disclosure concerning its initial public offering and subsequent private placement, please see the Company’s annual report on Form 10-K for the period ended December 31, 2022, as filed with the Securities and Exchange Commission on March 15, 2023.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially. When used in this Form 12b-25, the words “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “predicts,” or “contemplates” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The statements in this Form 12b-25 are made as of the date of this form and are subject to change until the Company will have filed its Quarter Report on Form 10-Q for the period ended March 31, 2023. The Company undertakes no duty to update or revise any such information contained in this Form 12b-25 except as required by federal securities laws. You should read this Form 12b-25 completely and in conjunction with the cautionary statements contained in the “Risk Factors” section and elsewhere in the Company’s filings with the SEC including, but not limited to, its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and with the understanding that actual future results and developments may be materially different from what the Company expects due to a number of risks and uncertainties, many of which are beyond the Company’s control.

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2023	By	/s/ Anatoly Dritschilo

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).